EXHIBIT 99.1

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 1 of 10
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                            CBD today announced first
                              quarter 2003 results


Sao Paulo, Brazil, April 29, 2003 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD), today announced first quarter 2003 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method, and the comparisons refer to the first quarter of 2002 and to the year of 2002.

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--       Net sales reached R$ 2.6 billion, a 22.4% growth compared to the same period of 2002;

-- Net sales in same stores grew 8.5% in the quarter, with a 10.1% growth in food products;

-- The Extra and Barateiro Divisions registered a two-digit growth in same stores sales;

-- Gross margin was 28.2%, even with the maintenance of a strong price competitiveness by the Company;

-- Operational Expenses reached 20.2% of the quarter's net sales, with dilution harmed due to the Easter holidays positioning this year (2nd quarter);

--       EBITDA of R$ 209.6 million, with a 18.4% growth and margin of 8.0%;

--       Net profit of R$ 40.6 million in the quarter;
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[PaodeAcucar logo]     [Barateiro logo]    [extra                 [extra
                                            Hipermercados logo]    electro logo]


Companhia Brasileira de Distribuicao (CBD) operates 494 stores in 12 Brazilian states. CBD works with four formats: supermarkets (divisions Pao de Acucar and Barateiro), hypermarkets (Extra) and electronic products/home appliances stores (Extra Eletro). CBD also operates stores under the banners Se and Comprebem.


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

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 2 of 10
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Comments on Sales Performance

   Gross sales reached   In the 1st quarter 2003, CBD presented gross sales of
 R$ 3.1 billion in the   R$ 3,104.8 million and net sales of R$ 2,630.8 million,
      1st quarter 2003   a growth of 22.4% against the same period of 2002. In
                         same stores, our net sales grew 10.1% in food products and 1.9% in non-food products, which generated a total growth of 8.5%. The Extra and Barateiro Divisions maintained the two-digit growth in the quarter.

                         It is worth noting that this year the calendar did not
     Same stores sales   favor the sector, as in 2002 Easter occurred in the 1st
      grew 8.5% in the   quarter, while this year it occurred in the 2nd
               quarter   quarter. Thus, although the Company had registered a
                         two digit growth in January and February, respectively, 10.0% and 12.5%, the calendar factor had a significant impact over March's performance, a period when we registered a sales increase of 4.0%, inferior to the average of the two previous months. However, if we consider only the sales of the two first weeks of March, therefore excluding the sales of the Easter products, our growth was of 14.1%, showing the continuity of the two-digit growth trend in same stores sales.

                         It is important to highlight that the good sales performance in the same stores have been occurring not only by an increase in the average ticket, but also by a higher traffic of clients in our stores. This scenario reflects the Company's strategy of reverting the gains of scale obtained in the last years to added value to the clients, through a growing price competitiveness.



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[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 3 of 10
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Net Sales Evolution - Consolidated*
Variation 2003/2002 (%)

[Line Graph omitted]

                3/02    4/02    5/02    6/02    7/02    8/02    9/02    10/02   11/02   12/02   1/03    2/03    3/03

Same stores     7.1%    -7.8%   7.2%    3.3%    5.3%    7.7%    2.6%    8.6%    11.7%   7.0%    10.0%   12.5%   4.0%

Total stores    15.7%   1.5%    17.3%   12.8%   24.8%   28.6%   22.6%   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%



* Same stores sales figures include only stores which have been operating for at least 12 months.

Note: If deflated by IPCA, the total sales had a performance 5.8% better than the same period of the previous year. In same stores the performance was -6.2%.







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[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 4 of 10
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Comments on the Results

 Gross margin equal to   Even with the maintenance of a high price
                 28.2%   competitiveness, due to its gains of scale and to the
                         efficiency gains shown in category management and operations, CBD obtained a 28.2% gross margin in the 1st quarter, higher than the 27.9% registered in the same period of the previous year, and higher than the 26.9% presented in the last quarter of 2002. The gross profit of the period totaled R$ 742.3 million, 23.8% above the 1st quarter of 2002.

   EBITDA grows 18.4%,   The 1st quarter, that already is the weakest of the
    with a 8.0% margin   year, in 2003 also suffered the impact of the
                         unfavorable positioning of the Easter holiday, that occurred in the 2nd quarter generating less dilution of the operational expenses. As a percentage of net sales, the expenses totaled 20.2% versus 19.7% in the 1st quarter of 2002. The earnings before interest, taxes, depreciation/amortization (EBITDA) grew 18.4% in the period, totaling R$ 209.6 million, with a 8.0% margin
                         (8.2% in the 1st quarter of 2002).

    Financial earnings   The financial earnings continued to be strongly
  were negative, in R$   penalized by the high funding costs and the reduced
          65.3 million   credit income. The financial income and expenses of the
                         quarter totaled, respectively, R$ 149.7 million and R$
                         215.1 million, generating a negative net financial earnings of R$ 65.3 million. This result is inferior to the one calculated in the same quarter of 2002
                         (negative in R$ 12.6 million), but it already shows some improvement in relation to the previous quarter
                         (negative in R$ 102.7 million).

                         The effective income tax has been mainly impacted by tax credits over tax losses from previous years, registered by the acquired supermarket chains (particularly Se and ABC Supermercados), and by the additions/ reductions in the calculation of the taxable income, resulting in a tax credit of R$ 6.2 million in 1Q03.

      Net Income of R$   The net income of the period was R$ 40.6 million,
          40.6 million   inferior to the R$ 55.8 million registered in the 1st
                         quarter of 2002, reflecting mainly the smaller dilution of the operating expenses and the increase of the net financial expenses.



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[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 5 of 10
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    Improvement in the   The Company presented new advances in its working
       Working Capital   capital management, with the extension of the average
                         term with suppliers to 57 days, versus 43 days in the same period of the previous year. The inventory turnover was penalized due to the fact that, at the end of the quarter, the Company already had the seasonal products related to the Easter period, and the sales were made only in April. Excluding these seasonal products, the quarter's turnover was 42 days, against 38 days in the 1st quarter of 2002.

                         The investments of the period totaled R$ 95.9 million versus R$ 86.9 million in the 1st quarter of 2002. These investments were directed, mainly, to the conversion of 6 Se stores into the CompreBem Barateiro format and 8 Se stores into Pao de Acucar banner, remodeling of stores, opening of 1 Pao de Acucar store in a shopping center in Piracicaba (state of Sao Paulo) and the land acquisitions.



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[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 6 of 10
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD


                                                         1st Quarter
                                          --------------------------------------
              Thousand R$                     2003           2002            %
--------------------------------------------------------------------------------

Net Sales Revenue                           2,630,846      2,149,684       22.4%

Cost of Goods Sold                         (1,888,568)    (1,550,128)      21.8%

Gross Profit                                  742,278        599,556       23.8%

Operating Expenses (Income)
     Selling Expenses                        (426,106)      (342,021)      24.6%
     General and Administrative              (106,590)       (80,559)      32.3%
Total Operating Expenses                     (532,696)      (422,580)      26.1%

Earnings before interest, taxes,
depreciation and amortization -               209,582        176,976       18.4%
EBITDA

Depreciation                                  (78,228)       (59,812)      30.8%
Amortization of the Deferred Assets           (21,384)       (27,243)     -21,5%

Earnings before interest and taxes -
EBIT                                          109,970         89,921       22.3%

Taxes and Charges                             (10,552)       (12,865)     -18.0%

Financial Income                              149,744        105,831       41.5%
Financial Expenses                           (210,591)      (113,926)      84.8%
Currency Variation                             (4,478)        (4,477)
      Net Financial Income (Loss)             (65,325)       (12,572)
      ---------------------------
Equity Income/Loss in Investment in              (969)        (1,099)
Controlled Company
Operating Results                              33,124         63,385      -47.7%

Non-Operating Results                           1,273            509

Income Before Income Tax                       34,397         63,894      -46.2%

 Income Tax                                     6,227         (8,097)

--------------------------------------------------------------------------------
Net Income                                     40,624         55,797      -27.2%

Net Income (Loss) per 1,000 shares               0.36           0.49      -26.5%

No. of shares (per 1,000)                 113,186,039    113,061,139
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% of Net Sales

Gross Profit                                     28.2%          27.9%

Total Operating Expenses                        -20.2%         -19.7%
    Selling Expenses                            -16.2%         -15.9%
    General and Administrative Expenses          -4.0%          -3.8%

EBITDA                                            8.0%           8.2%

Depreciation                                     -3.0%          -2.8%
Amortization of the Deferred Assets              -0.8%          -1.3%

EBIT                                              4.2%           4.2%
Taxes and Charges                                -0.4%          -0.6%
Net Financial Income (Expense)                   -2.5%          -0.6%

Income Before Income Tax                          1.3%           3.0%

Income Tax                                        0.2%          -0.4%

Net Income (Loss)                                 1.5%           2.6%

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

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 7 of 10
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

------------------------------------------------------------------------------------------
                        Thousand R$      1st Quarter/03   4th Quarter/02   1st Quarter/02
------------------------------------------------------------------------------------------
                           ASSETS
Current Assets                              3,360,961        3,733,022        2,880,501
   Cash and Banks                              67,476          141,463          116,536
   Short-Term Investments                     934,772          993,695          922,005
   Credit                                     898,140        1,087,891        1,020,618
         Customer credit financing            197,967          233,809          267,753
         Post-Dated Checks                     90,138          116,310           84,874
         Credit Cards                         518,049          644,089          502,255
         Food vouchers and others             119,646          124,870          196,774
         Allowance for Doubtful Accounts      (27,660)         (31,187)         (31,038)
   Inventories                                942,579          980,794          633,234
   Advances to suppliers and employees         20,422           12,351            6,602
   Taxes recoverable                          307,244          347,891          100,298
   Others                                     190,328          168,937           81,208
Long-Term Receivables                         673,852          667,610          442,254
   Deferred Income Tax                        271,643          257,753          122,880
   Accounts Receivable                        268,329          285,735          233,132
   Others                                     133,880          124,122           86,242
Permanent Assets                            4,783,271        4,787,058        3,976,739
   Investments                                268,974          271,088          122,173
   Properties and Equipment                 3,765,693        3,741,504        3,034,131
   Deferred Charges                           748,604          774,466          820,435
         Goodwill                             657,515          669,254          664,558
         Currency Variation                      --              4,478           17,911
         Pre-operating expenses                91,089          100,734          137,966
------------------------------------------------------------------------------------------
                    TOTAL ASSETS            8,818,084        9,187,690        7,299,494
                    ------------
------------------------------------------------------------------------------------------
                    LIABILITIES
Current Liabilities                         2,961,304        3,229,408        2,230,136
   Suppliers                                1,000,975        1,409,616          676,985
   Financing*                               1,614,115        1,486,120        1,255,407
   Payable on Purchase of Assets                4,026            6,237           23,521
   Debentures                                  63,074           79,991           20,731
   Taxes                                       53,351           35,534           43,335
   Salaries and Payroll Charges                97,295           98,030           95,277
   Dividends                                   59,441           59,441           60,774
   Others                                      69,027           54,439           54,106
Long-Term Liabilities                       2,224,116        2,366,242        1,609,671
   Financing*                                 702,200          873,416          773,098
   Payable on Purchase of Assets                2,803            2,748           23,905
   Debentures                                 477,359          476,258          121,004
   Taxes in Installments                       96,685           12,344            8,428
   Provision for Income Tax                    49,648           92,519           94,015
   Provision for Contingencies                884,872          896,472          589,221
   Others                                      10,549           12,485             --
Shareholder's Equity                        3,632,664        3,592,040        3,459,687
   Capital                                  2,749,774        2,749,774        2,252,361
   Capital Reserves                           344,242          344,242          348,292
   Profit Reserves                            538,648          498,024          859,034
------------------------------------------------------------------------------------------
                     TOTAL LIABILITIES      8,818,084        9,187,690        7,299,494
                     -----------------
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

  * CBD is not exposed to the currency variations effects, as the Company contracts swap mechanisms linked to the CDI's [Interbank rate] variation in its debt in foreign currency.


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[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 8 of 10
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Net Sales Breakdown per Division - Consolidated
In thousand R$ - nominal (Corporate Law)

                    ------------------------------------------------- ----------
1st QUARTER             2003          %          2002         %        Var.(%)
--------------------------------------------------------------------- ----------
Pao de Acucar            808,579       30.7      692,805        32.2      16.7
Extra                  1,220,938       46.4    1,000,951        46.6      22.0
Barateiro                454,030       17.3      375,307        17.4      21.0
Extra Eletro              64,621        2.5       80,621         3.8     -19.8
Se + Comprebem*           82,678        3.1            -         -           -
--------------------------------------------------------------------- ----------
CBD                    2,630,846      100.0    2,149,684       100.0      22.4
--------------------------------------------------------------------- ----------
* Stores still not converted to the CBD's stores format


Data per Division on March 31, 2003

                             ---------------------------------------------------
                                  #            #           #     Sales area (m2)
                              Checkouts    Employees    Stores
                             ---------------------------------------------------
Pao de Acucar                   2,535       16,575        195         257,640
Extra                           3,068       19,540         60         456,569
Barateiro                         167        8,694        153         184,807
Extra Eletro                    1,702          696         50          33,564
Se + Comprebem                    420        2,349         36          45,513
--------------------------------------------------------------------------------
Total Stores                    7,892       47,854        494         978,093
--------------------------------------------------------------------------------
Management                                   3,113
Loss prevention (security)                   3,690
Distribution Centers                         3,735
--------------------------------------------------------------------------------
Total CBD                       7,892        58,392       494         978,093
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Stores by Division

                ---------------------------------------------------------------  --------------------------
                 Pao de              Extra                  Se and                Sales area     Number of
                 Acucar     Extra    Eletro   Barateiro    Comprebem      CBD        (m2)        Employees

-----------------------------------------------------------------------------------------------------------
31/Dec/01         176        55        62        150                      443      866,280        52,060
-----------------------------------------------------------------------------------------------------------
Open               4          5                   7           72          88
Closed            (5)        (1)       (8)       (12)         (5)        (31)
Converted          13         1                   3          (17)          -
-----------------------------------------------------------------------------------------------------------
31/Dec/02         188        60        54        148          50          500      979,723        57,898
-----------------------------------------------------------------------------------------------------------
Open               1                                                       1
Closed            (2)                  (4)       (1)                      (7)
Converted          8                              6          (14)          -
-----------------------------------------------------------------------------------------------------------
31/Mar/03         195        60        50        153          36          494      978,093        58,392
-----------------------------------------------------------------------------------------------------------


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

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                    Page 9 of 10
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Productivity Indices*
In R$-  nominal (Corporate Law)

Sales per m2/month
                     ------------------------------------
                        1Q/03        1Q/02      Var (%)
---------------------------------------------------------
Pao de Acucar           1,129        1,056         6.9
Extra                    891          792         12.5
Barateiro                826          701         17.8
Extra Eletro             625          676         -7.5
---------------------------------------------------------
CBD                      927          836         10.9
---------------------------------------------------------

Sales per Employee/month
                     ------------------------------------
                        1Q/03        1Q/02      Var (%)
---------------------------------------------------------
Pao de Acucar          16,902       15,612         8.3
Extra                  21,070       18,962        11.1
Barateiro              17,764       16,242         9.4
Extra Eletro           21,378       31,681       -32.5
---------------------------------------------------------
CBD                    19,044       17,156        11.0
---------------------------------------------------------

Average Ticket
                     ------------------------------------
                        1Q/03        1Q/02      Var (%)
---------------------------------------------------------
Pao de Acucar           19.6         18.6          5.4
Extra                   38.9         36.2          7.5
Barateiro               15.0         12.8         17.2
Extra Eletro           282.0        271.9          3.7
---------------------------------------------------------
CBD                     25.1         23.2          8.2
---------------------------------------------------------

Sales per Checkout/month
                     ------------------------------------
                        1Q/03        1Q/02      Var (%)
---------------------------------------------------------
Pao de Acucar          111,908      104,448        7.1
Extra                  132,625      119,462       11.0
Barateiro               89,093       73,837       20.7
Extra Eletro           126,377      147,047      -14.1
---------------------------------------------------------
CBD                    116,109      103,873       11.8
---------------------------------------------------------
* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Note: The productivity indicators do not include the Se and Comprebem chains




Sales Breakdown (% of net sales)

                              --------------------------------------------------
                               1Q/02   2Q/02    3Q/02    4Q/02    Year     1Q/03
                                                                  2002
--------------------------------------------------------------------------------
Cash                            53.5%    52.2%    53.8%   55.0%    53.7%   55.2%
Credit Card                     31.1%    32.9%    31.6%   31.8%    31.9%   32.1%
Food Voucher                     6.8%     6.6%     6.4%    6.3%     6.5%    6.5%
Credit                           8.6%     8.3%     8.2%    6.9%     7.9%    6.2%
   Post-dated checks             5.2%     4.9%     5.1%    4.2%     4.8%    4.2%
   Customer credit financing     3.4%     3.4%     3.1%    2.7%     3.1%    2.0%
--------------------------------------------------------------------------------


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

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 1st quarter, 2003
                                                                   Page 10 of 10
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
------------------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO            THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                             Doris Pompeu
Investor Relations Director                     Tel: 55 (11) 3848 0887 ext. 208
Daniela Sabbag                                  Email: doris.pompeu@thomsonir.com.br
Financial Analyst                                      -----------------------------
Tel: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br
       -----------------------------

------------------------------------------------------------------------------------

                      Website: http://www.cbd-ri.com.br/eng

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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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